Via Facsimile and U.S. Mail
Mail Stop 6010


September 6, 2005


Mr. Derek Cooper
Director, Secretary, Treasurer, and Principal Financial Officer
Phytomedical Technologies, Inc.
1628 West 1st Avenue, Suite 216
Vancouver, British Columbia V6J 1G1
CANADA

Re:	Phytomedical Technologies, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No. 000-28790

Dear Mr. Cooper:

      We have reviewed your response letter dated August 24, 2005 to our comment letter dated August 10, 2005 and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Financial Statements

Notes to Consolidated Financial Statements

7. Option Purchase and Rights Agreement
1. In your response to our prior comment number one, you noted that you did not account for the options to purchase shares of stock of your subsidiary, PhytoMedical Technologies Corporation, granted to NYU and the NYU scientist/inventor because the subsidiary is: a holding company only; has no assets; and, is not publicly traded and cannot be fairly valued by way of market capitalization. Please clarify why you appear to believe that these options had no value. In so doing, please also address each of the following:

* Please explain why the options were granted if they had no value and whether they represented part of the consideration for the license being granted.

* While you may not be able to value the subsidiary based on its own market capitalization, it would appear to still have a value.
Please
tell us what other valuation methods you employed to determine that it had no value.

* Based on your disclosure, it appears that the subsidiary is the entity that entered into the license agreement. Please tell us why the license would not represent an asset, for purposes of ascribing value to the options granted, of the subsidiary.

* We noted that the subsidiary agreed to reimburse NYU for its patent costs incurred to date and to pay royalties on sales of products and sublicense fees. Please clarify how a holding company with no assets would ultimately be able to satisfy these obligations.

* Under Item 6, we noted that the options were for a combined equity position of 25% in the subsidiary and the terms of the options contemplated investment by other equity holders. Please tell us how you anticipate someone investing in a holding company with no assets or explain where it would derive its value.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.






      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar M. Young, Jr., Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Mr. Derek Cooper
Phytomedical Technologies, Inc.
September 6, 2005
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